

September 30, 2013

Via E-mail
Selwyn Joffe
Chief Executive Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

> **Re:** **Motorcar Parts of America, Inc.**
> **Post-effective Amendment No. 1 to Form S-1**
> **Filed September 3, 2013**
> **File No. 333-182075**

Dear Mr. Joffe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that this post-effective amendment covers 1,941,975 shares of your common stock, which is the sum of shares from two prior registration statements: (1) Form S-1 (333-182075) which was declared effective on January 7, 2013 and (2) Form S-1MEF (333-186535) which was automatically effective on February 8, 2013. Please tell us your basis for combining these two separate registration statements in one post-effective amendment.

Summary, page 2

2. Please revise to disclose any instances of material default, non-compliance, or waivers to your loan agreements. In this regard, we note the discussion of defaults on pages 14 and 24 of your Form 10-Q for the Quarterly Period Ended June 30, 2013. Similarly, we note the waivers discussed on pages 13 and 23 of your Form 10-Q.

3. Please revise to disclose your net losses and revenues for your last completed fiscal year and most recent interim period.

4. We note your disclosure in the second paragraph regarding bankruptcy petitions for what appear to be subsidiaries of your company. Please revise this section to clarify the nature of the relationship between your company and the listed entities, and the effects of any bankruptcy proceedings on these entities.

Risk Factors, page 3

5. Please disclose the current status, quantitatively, as appropriate, with respect to any material debt covenants for which you were noncompliant or received waivers.

Selling Securityholders, page 8

6. Please revise the table on page 9 to reflect the additional shares registered for resale by Blue Clay Capital Master Fund Ltd. and Grand Slam Capital Master Fund, Ltd., in your Form S-1MEF filed February 8, 2013 (333-186535).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Selwyn Joffe
Motorcar Parts America, Inc.
September 30, 2013
Page 3

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
Steven B. Stokdyk
Latham & Watkins LLP